UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Millennium Investment & Acquisition Co. Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

811-22156

(Commission File Number)

AMENDMENT NO. 3

Application Pursuant to Section 8(f) of
The Investment Company Act of 1940 for an Order Declaring That Applicant has Ceased to be an Investment Company

Communications regarding this Application should be address to:

David H. Lesser, CEO

301 Winding Road

Old Bethpage, NY 11804

I.	NATURE OF RELIEF SOUGHT BY APPLICANT

Millennium Investment & Acquisition Co. Inc. (the “Applicant”) seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the “1940 Act”) declaring that Applicant has ceased to be an investment company under the 1940 Act (the “Order”).

II.	APPLICANT

Applicant is an internally managed, non-diversified, closed-end investment company registered under the 1940 Act. Applicant is a corporation, duly formed and existing under and by virtue of the laws of the State of Delaware and, as of the date of this filing, is in good standing in that state. Applicant’s currently outstanding shares of common stock, par value $0.0001 per share (“common shares”), are listed on OTC Pink under the symbol “MILC.” Applicant currently anticipates that the common shares will continue to trade on OTC Pink after deregistration. In addition, Applicant has made an application to list the shares on the OTCQX Premiere, although there can be no assurance as to when or if such listing will be approved. As of January 21, 2022, there are 10,959,814 common shares outstanding.

Applicant is not currently a party to any administrative proceeding or material litigation.

III.	ACTION REGARDING DEREGISTRATION

A. Historical Development

Applicant was incorporated in Delaware on March 15, 2006 for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar transaction (a “Business Combination”) with an operating business or businesses that have operations primarily in India (a “Target Business”). In January 2008, Applicant consummated the acquisition of a 14.75% equity interest in the SMC Group upon approval by public stockholders. For stockholders who voted to not approve the acquisition, 842,625 shares were redeemed for $6,736,949. As a result of its plan to invest substantially all of its assets in SMC Group stock, Applicant registered with the SEC as a closed-end, non-diversified investment company under the 1940 Act. Through a series of transactions, SMC Group became SMC Global. SMC Global is a diversified financial services company headquartered in New Delhi, India.

Effective June 11, 2014, Applicant completed a corporate reorganization which resulted in the change of its name to Millennium Investment & Acquisition Co. Inc. from Millennium India Acquisition Company Inc. The corporate reorganization was undertaken following a change of investment policy, pursuant to which Applicant’s Board of Directors (the “Board” and, the members thereof, the “Directors”) decided to abandon Applicant’s former policy of investing at least 80% of the value of its net assets and borrowings in equity securities of companies operating in India. In conjunction with the change in investment policy, the Board effected the change of name to remove the reference to India, in compliance with the 1940 Act.

From December 2013 through June 1, 2021, Applicant sold its entire position in SMC Global, its sole position in investment securities. Certain of these sales were arranged by the “promoter group” of SMC Global. The “promoter group” includes Mr. Subhash C. Aggarwal (Chairman and Managing Director) and Mr. Mahesh C. Gupta (Vice Chairman and Managing Director) and Applicant believes the “promoter group” owned approximately 58.62% of SMC Global as of November 22, 2013.1 A schedule of these sales is included in the notes to Applicant’s June 30, 2021 financial statements, filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2021.

1 To the extent any of the transactions involving the “promoter group” were conducted at a time when SMC Global may have been considered an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of Applicant, and the “promoter group” may have been considered an “affiliated person” of SMC Global, Applicant represents that such transactions were conducted pursuant to Rule 17a-6 and/or Rule 17d-1(d)(5) under the 1940 Act. In particular, SMC Global would have been a “portfolio affiliate” of Applicant (as defined in Rule 17a-6(b)(3)) and no person described in Rule 17a-6(a) would have been a party to the transaction or participant in the joint enterprise or have had a direct or indirect “financial interest” (as defined in Rule 17a-6(b)(1) or Rule 17d-1(d)(5)(ii), as applicable) in a party to the transaction or participant in the joint enterprise other than Applicant.

2

In May 2015, Applicant, through its wholly owned subsidiary Millennium HI Carbon, LLC (“MHC”), completed the acquisition of an activated carbon plant in Kawaihae, Hawaii. Applicant acquired the facility out of bankruptcy and spent several years upgrading and seeking to commercialize the plant. The plant was intended to produce a premium grade of activated carbon based on the unique properties of its feedstock which is macadamia nutshells. This premium activated carbon was intended to be used for manufacturing ultracapacitors which are an electrical storage device.

MHC completed over thirty trial run campaigns of the factory and produced over 60 tons of activated carbon. This process allowed MHC to gain significant operational experience in an effort to work towards commercial operation. The process was iterative whereby MHC would operate the plant for a couple of days to produce activated carbon and then perform laboratory testing. MHC produced some very high-grade material that would be attractive to ultracapacitor manufacturers and command a premium price. Unfortunately, MHC also experienced significant variations in the quality of the material produced which is not viable. During 2019, MHC concluded that the existing carbonization reactor intended to remove volatile material and produce char for activation was the culprit causing the inconsistent results. Based on this, MHC has taken steps to significantly reduce overhead and has explored several alternatives to re-purpose the plant.

As described above, in evaluating operational issues at MHC, Applicant identified a novel approach to producing activated carbon and determined to construct a pilot-plant as a proof of concept. This project is located in Kentucky and the initial feedstock is a waste stream that is available in large quantities from bourbon distilleries which is a large industry in Kentucky and which represents a significant waste problem that is impacting the bourbon industry. To build the pilot plant, Applicant, through its wholly owned subsidiary, Millennium Carbon LLC (“MC”), purchased several used pieces of equipment at a fraction of the cost of new equipment in order to construct a plant capable of establishing the viability of the process beyond a “lab-scale” demonstration. To date, MC has operated this pilot plant and believes that the concept is valid and can be scaled to a commercial operation. MC is currently formulating a plan for a commercial scale activated carbon plant based on the experience with the pilot plant.

MHC has entered into a secured demand note with Applicant with an interest rate of 8% which is repayable upon demand by Applicant. As of September 30, 2021, the amount of the loan outstanding is approximately $2,893,576 with accrued interest of $390,230. The purpose of the note was to allow Applicant to provide more capital to MHC in a transaction that offered more protection to Applicant than if Applicant had contributed additional equity capital to MHC. Applicant is the sole owner of all outstanding debt and equity issued by MHC.

MHC is currently subject to a lawsuit which involves ownership of a piece of equipment that MHC believes it acquired as part of its original acquisition of the property through the bankruptcy trustee. MHC prevailed in this lawsuit with the court ruling in MHC’s favor and awarding a portion of MHC’s legal fees to MHC. The plaintiff has filed an appeal which is pending. MHC currently does not believe it is likely that the appeal will overturn the ruling of the lower court. MHC also does not believe it has material exposure in the event the ruling at the lower court is not affirmed.

On May 24, 2021, Applicant announced that it had entered into a transaction that represents a new area of focus related to sustainable cannabis cultivation in greenhouses by funding a newly formed cannabis operator, Walsenburg Cannabis LLC (“WC”). As part of the transaction, Applicant has agreed to lend capital to WC for its business operations and Applicant is in the process of obtaining regulatory approvals for holding cannabis licenses in Colorado. Applicant presently funds WC through a convertible loan arrangement that, upon receiving Colorado regulatory approval to hold cannabis licenses, will convert into a 77.5% preferred equity ownership stake and the CEO of Applicant will become the sole managing member of WC. Additionally, the terms of the convertible loan arrangement presently result in Applicant controlling WC within the meaning of Section 2(a)(9) of the 1940 Act.

On June 11, 2021, Applicant agreed to fund a newly formed cannabis operator, VinCann LLC (“VC”). As part of the transaction, Applicant acquired a preferred equity interest representing a 77.5% ownership stake and the CEO of Applicant became the sole managing member of VC.

On September 8, 2021, Applicant announced that it is expanding its sustainable cannabis cultivation activities by establishing operations in Michigan. Millennium Cannabis, LLC (“MillCann”), a wholly-owned subsidiary of Applicant, through its own wholly-owned subsidiary, Marengo Cannabis LLC (“MarCann”), leased a greenhouse cultivation facility that is the largest cannabis cultivation facility in Michigan.

As a result of the foregoing, Applicant is no longer engaged or proposing to engage, or holding itself out as being, in the business of investing, reinvesting, owning, holding, or trading in securities; rather, Applicant is in the business of owning and operating businesses that produce activated carbon and sustainably cultivate cannabis in greenhouses.

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On or about September 3, 2020, Applicant mailed to shareholders a proxy statement (the “Proxy Statement”) soliciting shareholder approval to cease to be a registered investment company under the 1940 Act and to deregister as a registered investment company with the Securities and Exchange Commission (the “Deregistration Proposal”).2 The Proxy Statement also stated that, after deregistering as an investment company, Applicant would no longer be subject to regulation under the 1940 Act. In addition, the Proxy Statement explained that Applicant would continue to be managed by Applicant’s sole current officer and overseen by the Board, which would maintain substantially similar power, authority and discretion as the Board had before deregistration and be subject to the same duties under state law.

Applicant held a meeting of shareholders (the “Shareholder Meeting”) on October 14, 2020, at which the Deregistration Proposal was approved.3

B. Public Representation Policy

Applicant announced on August 14, 2020 that the Board unanimously approved the Deregistration Proposal in its filing of a preliminary proxy statement with the SEC.

While Applicant is required under the 1940 Act to state in its financial statements that it is a registered investment company, Applicant’s periodic reports to shareholders, investor presentations, press releases and website all indicate that Applicant is implementing the Deregistration Proposal in accordance with the disclosure in the Proxy Statement, and describe Applicant’s activated carbon and cannabis cultivation businesses. As a result of these efforts, Applicant is and holds itself out as a holding company in the business of owning and operating businesses that produce activated carbon and sustainably cultivate cannabis in greenhouses.

In addition, on October 1, 2021, Applicant filed a name change application with FINRA seeking to change its name to Millennium Sustainable Ventures Corp. Applicant feels that this name better reflects its current activities and removes any confusion that Applicant is holding itself out as an investment company under the 1940 Act. There can be no assurance as to when, or if, FINRA will approve the name change. Applicant represents that it will not raise new capital until it has completed its name change.

Upon the SEC’s issuance of the Order, Applicant will issue a press release to shareholders indicating that it is no longer a registered investment company and will cease indicating in its financial statements that it is a registered investment company.

C. Activities of Applicant and Applicant’s Officers and Directors

Applicant’s current business activities will not materially change upon receipt of the Order and completion of the deregistration process. As described above, Applicant currently operates in the activated carbon and cannabis cultivation industries, and the activities of Applicant and Applicant’s directors and officers reflect these operations and indicate that Applicant no longer operates as an investment company, but rather is currently focused on owning and operating businesses that produce activated carbon and sustainably cultivate cannabis in greenhouses.

Applicant is currently internally managed with David H. Lesser serving as Chairman of the Board, CEO, Secretary & Treasurer. As such, Mr. Lesser is responsible for managing the business affairs and day-to-day activities of Applicant. In addition, Applicant currently has three independent directors.

Applicant’s sole officer, Mr. Lesser, became Applicant’s sole officer and a director of Applicant on October 3, 2013. Mr. Lesser inherited Applicant’s investment company status and, since his involvement with Applicant, has been working to shift Applicant’s business to that of an operating company focused on operating businesses. As part of this shift, Mr. Lesser has led the acquisition and development of Applicant’s activated carbon and cannabis cultivation businesses, together with the divestment of Applicant’s “investment securities” (as defined in Section 3(a)(2) of the 1940 Act). Additionally, Mr. Lesser has rapidly put together an experienced team of greenhouse cannabis cultivation experts at MillCann, led by Jared Schrader. Within the Cannabis industry, Mr. Schrader has a solid track record growing revenue at a southern Colorado cultivation facility.

2 https://www.sec.gov/Archives/edgar/data/1358656/000149315220016821/def14a.htm

3 https://www.sec.gov/Archives/edgar/data/1358656/000149315220019417/form8k.htm

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These activities are consistent with the management of operating businesses and not with the management of a portfolio of investment securities, which had been undertaken by Applicant’s pre-2013 management team. Mr. Lesser devotes substantial time to the management of Applicant’s activated carbon and cannabis cultivation businesses and the sourcing of additional businesses for Applicant to acquire. Mr. Lesser’s activities are overseen by Applicant’s directors. Applicant’s three directors other than Mr. Lesser have serviced since 2015, 2020 and 2021, respectively, each joining the Board after Applicant shifted its business to focus on operating businesses.

D. Applicant’s Present Assets

As of September 30, 2021, Applicant’s unconsolidated assets were comprised solely of (i) “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act) and (ii) interests in MHC, MC, MillCann, WC and VC (the “Consolidated Subsidiaries”).

Applicant owns greater than 50% of the voting securities of each of the Consolidated Subsidiaries (other than WC, where it will own greater than 50% of WC’s outstanding voting securities once it receives approval for holding cannabis licenses in Colorado) and controls (within the meaning of Section 2(a)(9) of the 1940 Act) each of the Consolidated Subsidiaries). No Consolidated Subsidiary is an “investment company” within the meaning of Section 3(a) of the 1940 Act, and no Consolidated Subsidiary is relying on the exception from the definition of “investment company” in Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

As of September 30, 2021, the value of securities issued by the Consolidated Subsidiaries and owned by Applicant was 100% of the value of Applicant’s total assets, exclusive of “Government securities” (as defined in the 1940 Act) and “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), on an unconsolidated basis (“Adjusted Total Assets”). As of September 30, 2021, the assets of the Consolidated Subsidiaries were collectively comprised of (i) “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), (ii) security deposits and other assets, (iii) property, plant and equipment, (iv) inventory and (v) right-of use (lease) assets. No Consolidated Subsidiary owns any “investment securities” (as defined in Section 3(a)(2) of the 1940 Act). No Consolidated Subsidiary is therefore an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, the Consolidated Subsidiaries are operating companies primarily engaged in the production of activated carbon or the cultivation of cannabis.

Applicant may establish other controlled subsidiaries to carry out specific activities, as noted below, consistent with Applicant’s business of owning and operating businesses focused on activated carbon, cannabis cultivation and other private businesses it may acquire.

E. Applicant’s Present Income

Applicant fully liquidated its ownership position in SMC Global on June 1, 2021, which was Applicant’s sole holding of an investment security. Applicant presently operates businesses in the activated carbon and cannabis cultivation industries and is seeking to generate income from the existing and future operations of these businesses. Applicant presently is not generating revenue and is in a net loss position. Substantially all of Applicant’s net loss for the three and nine months ended September 30, 2021 was attributable to operating expenses.

Applicant represents that it derives no material portion of its net income after taxes from investment securities, and Applicant represents that no subsidiary of Applicant expects to derive a material portion of its net income after taxes from investment securities.

Applicant represents that upon deregistering as an investment company. Applicant and its consolidated subsidiaries will not derive a material portion of their gross income from investment security assets.

IV.	FEDERAL INCOME TAX CONSIDERATIONS

It is anticipated that deregistration will have no unfavorable tax consequences to Applicant or its shareholders.

It is anticipated that, after deregistration, Applicant and its shareholders will continue to be taxed in nearly identical fashion under the Internal Revenue Code of 1986, as amended (the “Code”), as they have historically been treated. Applicant is currently taxed at the entity level as a “C-corporation” by Federal and State tax authorities, and anticipates that it will continue to be taxed as a C-corporation after deregistration. Thus, not only will deregistration have no unfavorable U.S. federal income tax consequences to Applicant or its shareholders, deregistration will also be consistent with Applicant’s ongoing business plan and the tax treatment that is incident thereto.

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V.	APPLICABLE STATUTORY PROVISIONS

Applicant conducts its operations so that neither it nor any of its Consolidated Subsidiaries are or will be required to register as an investment company under the 1940 Act. Applicant accomplishes this by conducting its activities so as not to meet the definition of an “investment company” under Section 3(a) of the 1940 Act. Accordingly, Applicant hereby requests that the SEC issue an order pursuant to Section 8(f) of the 1940 Act declaring that Applicant has ceased to be an investment company.

We note that the SEC previously granted an order pursuant to Section 8(f) to a company that changed the nature of its business from a registered closed-end management investment company to an operating company that owns and operates self-storage facilities.4 We also note that the SEC previously has granted an order pursuant to Sections 3(b)(2) and 8(f) to a company that changed the nature of its business so that it was primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities.5 Finally, we note that the SEC has recently granted an order pursuant to Section 8(f) to a company that changed the nature of its business from a closed-end management investment company to a mortgage REIT.6

A. Applicant is Not a Section 3(a)(1)(A) Investment Company

Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

The SEC and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A): (i) the company’s historical development; (ii) its public representations of policy; (iii) the activity of Applicant’s directors and officers; (iv) the nature of its present assets; and (v) the sources of its present income. While these factors were developed primarily in analyses under Section 3(b)(2) of the 1940 Act, they are equally applicable to analyses under Section 3(a)(1)(A).7

Each of these five factors is discussed in Section III of this Application and, when taken together, demonstrate that Applicant is no longer an investment company within the meaning of Section 3(a)(1)(A) of the 1940 Act. With respect to factors (i) and (ii), Applicant has clearly and consistently indicated to the public and its shareholders its intention to become an operating company and cease being a registered investment company and will continue to do so with each public financial report and press release and its website. As described above, Applicant has completely liquidated its sole position in investment securities (as defined in Section 3(a)(2) of the 1940 Act) and has not acquired any additional investment securities or held itself out as seeking to invest in investment securities. Rather, its sole activities since 2014 have related to operating business in the carbon and cannabis cultivation industries. Accordingly, investors would not confuse Applicant’s representations or activities with those of a traditional investment company.

With respect to factor (iii), the activities of Applicant’s directors and officers indicate that Applicant is currently focused primarily on owning and operating businesses that produce activated carbon or cultivate cannabis.

4 In the Matter of Self Storage Group, Inc., 1940 Act Rel. Nos. 31946 (notice) and 31960 (order) (January 19, 2016).

5 In the Matter of Madison Fund, Inc., 1940 Act Rel. Nos. 13565 (notice) and 13611 (order) (November 1, 1983); Baldwin Securities Corporation, 1940 Act Rel. Nos. 15700 (notice) and 15747 (order) (May 20, 1987).

6 In the Matter of RMR Mortgage Trust, 1940 Act Rel. Nos. 34130 (notice) and 34163 (order) (January 5, 2021).

7 See Tonopah Mining Co., 26 S.E.C. 426 (1947); Certain Prima Facie Inv. Companies, 1940 Act Rel. No. 10937, at n.24 (Nov. 13, 1979) (“Although [Tonopah] was decided under section 3(b)(2) of the [1940] Act, the “primary engagement” standard set forth in that case also appears to be applicable to the identical standard of section 3(a)(1) and 3(b)(1).”).

6

With respect to factors (iv) and (v), as discussed in Section III and below, less than 40% of the value of Applicant’s Adjusted Total Assets are investment securities.

Since Applicant presently does not hold itself out as being engaged in primarily, nor does it propose in the future to engage primarily, in the business of investing, reinvesting, or trading in securities, Applicant submits that it is no longer an investment company under Section 3(a)(1)(A) of the 1940 Act. The SEC has never taken the view that a holding company that is not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act is nonetheless an investment company within the meaning of Section 3(a)(1)(A) of the 1940 Act absent the “special situation” investment company doctrine, which is not applicable to Applicant.8

B. Applicant is Not a Section 3(a)(1)(B) Investment Company

Applicant is not an “investment company” within the meaning of Section 3(a)(1)(B) of the 1940 Act because it is not engaged, and does not propose to engage, in the business of issuing face-amount certificates of the installment type,9 has not been engaged in such business and does not have any such certificate outstanding.

C. Applicant is Not a Section 3(a)(1)(C) Investment Company

Section 3(a)(1)(C) defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s Adjusted Total Assets. Excluded from the term “investment securities,” among other things, are “Government securities” (as defined in the 1940 Act) and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.10 Section 2(a)(24) of the 1940 Act defines a “majority-owned subsidiary” of a person to mean a company 50% or more of the outstanding voting securities11 of which are owned by such person, or by a company which, within the meaning of this definition, is a majority-owned subsidiary of such person. Applicant owns more than 50% of the voting securities of each of the Consolidated Subsidiaries (other than WC until Applicant receives approval for Colorado regulators to hold cannabis licenses at which point it will own more than 50% of the voting securities of WC) and will own at least 50% of the voting securities of other non-investment company subsidiaries it may form or acquire to ensure the value of investment securities owned by Applicant is less than 40% of the value of Applicant’s Adjusted Total Assets.

8 A “special situation” investment company is a company whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit. Often such a company invests in securities of operating companies and obtains control of them, not to engage in their line of business, but to rehabilitate them with management reforms in order to enhance the selling value of such securities with a view to quick resale. The typical “special situation” investment company will frequently invest in shares of publicly traded operating companies to facilitate resale of such shares at a quick profit. See, e.g., Bankers Securities Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944); United Stores Corp., 10 S.E.C. 1145 (1942). Applicant is a holding company that primarily owns and operates businesses that produce activated carbon and cultivate cannabis.

9 Section 2(a)(15) of the 1940 Act defines a “face-amount certificate of the installment type” as “any certificate, investment contract, or other security which represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount.”

10 See 1940 Act § 3(a)(2).

11 See 1940 Act § 2(a)(42). Additionally, the SEC has taken the position that the holder of non-voting securities may be considered to hold the equivalent of a voting security if the holder possesses an economic interest in the issuer such that the holder, in effect, has the power to exercise control over how the issuer is managed. See Brief for the Securities and Exchange Commission amicus curiae at 18, 21, Clemente Global Growth Fund, Inc. v. T. Boone Pickens, III, et al., 705 F. Supp. 958 (S.D.N.Y. 1989), appeal docketed, No. 89-7117 (2d Cir. 1989), appeal withdrawn on consent (discussing circumstances under which limited partnership interests may be considered to be voting securities for purposes of Section 3(c)(1) of the 1940 Act); accord Wells Fargo Alternative Asset Management, LLC, SEC Staff No-Action Letter (Jan. 26, 2005). The SEC has also stated that the statutory definition of “voting security” is not intended to be rigidly applied to require the sort of formal voting that would occur in electing directors of a corporation. See id.

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Applicant owns 100% of the voting securities of MHC, MC, MillCann, and MarCann. Applicant owns 77.5% of the economic interest in VC and Applicant’s CEO is the sole managing member of VC and no other member of VC has the right to remove or replace Applicant’s CEO as managing member. Applicant possess an economic interest in WC, through its convertible loan arrangement, that results in Applicant having the right to substantially all of the rewards and bears substantially all of the risks of ownership of WC through this convertible loan arrangement. WC has no steady income and Applicant funds virtually all of WC’s expenses through the convertible loan arrangement. WC’s sole managing member is Jared Schrader, who is President of MillCann, a wholly-owned subsidiary of Applicant. The foregoing facts result in WC’s consolidation with Applicant under ASC 810-10 Consolidations using the Variable Interest Model.

No Consolidated Subsidiary is an “investment company” within the meaning of Section 3(a) of the 1940 Act, and no Consolidated Subsidiary is relying on the exception from the definition of investment company for private funds set forth in Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Therefore, Applicant’s interests in the Consolidated Subsidiaries are not “investment securities” (within the meaning of Section 3(a)(2) of the 1940 Act). Because the value of Applicant’s assets that are not investment securities, including Applicant’s interests in the Consolidated Subsidiaries, exceeds 60% of the value of Applicant’s Adjusted Total Assets, the value of any investment securities owned by Applicant is less than 40% of the value of Applicant’s Adjusted Total Assets. Applicant is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, Applicant is a holding company primarily engaged in owning and operating businesses that produce activated carbon and cultivate cannabis.12

VI.	HARDSHIP FOR CONTINUED COMPLIANCE

Continued compliance with the Act would present an undue hardship to Applicant. By design, the Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations, and financial viability. Examples include a general prohibition on the granting of warrants, and requirements to obtain shareholder approval prior to issuing securities at less than the net asset value per share. In addition, the limitations imposed by Section 18 of the 1940 Act on Applicant’s capital structure constrain Applicant’s ability to borrow and otherwise manage its capital structure in ways that the Board believes are prudent and reasonable for an operating company but are prohibited for a registered investment company. Such restrictions present significant obstacles to capital raising activities in which Applicant would otherwise participate if it were not for its status as a registered investment company and would likely result in lower yields for shareholders as compared to other operating companies whose capital structure and leverage ratios are not restricted by the 1940 Act. Further, the prohibitions of Section 17 of the 1940 Act on transactions with affiliates, together with Section 23(a) of the 1940 Act, also present an obstacle to Applicant by effectively prohibiting many types of incentive-based compensation the Board considers to be reasonable and necessary to attract and retain the best qualified persons to manage Applicant’s business. More importantly, the continued compliance with the 1940 Act is contrary to what shareholders of Applicant have agreed to when they approved the Deregistration Proposal.

VII.	CONCLUSION

Applicant is currently primarily engaged in owning and operating businesses that produce activated carbon and cultivate cannabis and is no longer an investment company by virtue of the fact that Applicant is not an investment company within the meaning of Section 3(a)(1) of the 1940 Act. Further, Applicant fully intends to continue to manage its assets and income in a manner that causes it to continue to be excluded from the definition of an investment company under the 1940 Act. Accordingly, for the reasons set forth above, Applicant asserts that it satisfies the standards for an order under Section 8(f) of the 1940 Act.

*****

12 If Applicant’s interest in WC were not considered sufficient to make WC the equivalent of a majority-owned subsidiary of Applicant for purposes of the 1940 Act, Applicant would (a) consider the fair value of its loan to WC as of September 30, 2021 to be $671,000, which is the value advanced under the loan as of September 30, 2021 and (b) remove the “right of use” asset on its balance sheet attributable to WC of $5,325,848. This would result in the WC loan representing approximately 1.71% of Applicant’s Adjusted Total Assets, which is less than 40% of the value of Applicant’s Adjusted Total Assets. Therefore, the treatment of WC is immaterial to the analysis of whether Applicant is an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act.

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AUTHORIZATION TO FILE THIS APPLICATION

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit A, has authorized the officers of Applicant to prepare, or cause to be prepared, and to execute and file with the SEC, this Application.

The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is 301 Winding Road, Old Bethpage, NY 11804, and Applicant further states that all communications concerning this Application or any amendment thereto should be directed to:

David H. Lesser, CEO

Millennium Investment & Acquisition Co. Inc.

301 Winding Road

Old Bethpage, NY 11804

Telephone Number: 212 750-0371

It is hereby requested that the SEC issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.

[Signature page follows]

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MILLENNIUM INVESTMENT &
ACQUISITION CO. INC.

/s/ David H. Lesser
David H. Lesser
CEO, Secretary and Treasurer

January 21, 2022

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Exhibit A

Authorization
Secretary’s Certificate of Board of Trustees Resolution

I, David H. Lesser, hereby state that I am the duly elected CEO, Secretary and Treasurer of Millennium Investment & Acquisition Co. Inc. (the “Company”) and as said Secretary do hereby certify that the following are resolutions duly adopted by the Board of Directors of the Company at a meeting held on February 24, 2021, and that said resolutions have not been amended or modified and is in full force and effect:

RESOLVED: That the officers of the Company, in consultation with counsel, be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Securities and Exchange Commission (the “SEC”) the application to the SEC for an order under Section 8(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), declaring that the Company has ceased to be an investment company and terminating its registration under the 1940 Act (the “Deregistration Application”), with such revisions as the officers of the Company deem necessary or advisable upon advice of counsel; and further

RESOLVED: That the officers of the Company, in consultation with counsel, be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Deregistration Application as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action.

/s/ David H. Lesser
David H. Lesser
CEO, Secretary and Treasurer

January 21, 2022

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Exhibit B

Verification of Application

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Millennium Investment & Acquisition Co. Inc.; that he is the Secretary of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 21th day of January, 2022, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ David H. Lesser
David H. Lesser
CEO, Secretary and Treasurer

January 21, 2022

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